SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of September 17, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

CHINA SOUTHERN & KLM ANNOUNCE JOINT CARGO SERVICE: NEW AMSTERDAM/SINO 747 FREIGHTER SERVICE SLATED TO START OCTOBER 15, 2003
KLM SELLS SHARES IN TUI NEDERLAND N.V.
SIGNATURES

Sequential page No.

China Southern and KLM announce joint Cargo service	3
KLM sells shares in TUI Nederland N.V.	4
Signatures	5

03/070

CHINA SOUTHERN & KLM ANNOUNCE JOINT CARGO SERVICE:
NEW AMSTERDAM/SINO 747 FREIGHTER SERVICE SLATED
TO START OCTOBER 15, 2003

AMSTELVEEN, The Netherlands – September 16 , 2003 — China Southern Airlines (NYSE: ZNH) (HKSE: 1055), the largest airline in The People’s Republic of China, www.cs-air.com/en, and KLM Royal Dutch Airlines www.klm.com, today announce new joint long-haul 747 freighter services — four times weekly — between Shanghai, Pudong Airport in China and Amsterdam, Schiphol Airport in the Netherlands.

This new joint China Southern/KLM 747 cargo service, planned to begin Wednesday October 15 2003, further cements the close working affiliation between China’s largest airline and KLM as both carriers have offered passenger code share service between Europe and China for more than two years.

As part of this new cargo accord, China Southern Airlines will launch new twice-weekly service between Amsterdam and Shanghai while KLM Cargo will continue its current twice-weekly freighter services on the same route.

Both carriers will share capacity on all four flights and will operate this new joint European/Sino service with new Boeing 747 freighters which provide cargo customers with efficient and direct cargo services.

KLM Cargo is a division of KLM Royal Dutch Airlines, the oldest airline in the world turning 85 next year, serving more than 75 countries on six continents.

The largest airline in The People’s Republic of China for the past 23 years, China Southern Airlines www.cs-air.com/en connects more than 80 cities around the globe. Major business and vacation destinations served in China include: Beijing, Chengdu, Guangzhou, Guilin, Hong Kong, Kunming, Shanghai, Shenzhen and Wuhan and as well as international service, including: Amsterdam, Bangkok, Fukuoka, Hanoi, Ho Chi Minh City, Islamabad, Kuala Lumpur, Jakarta, Los Angeles, Manila, Melbourne, Moscow, Osaka, Penang, Phnom Penh, Seoul, Singapore, Sydney and Tokyo.

For more information:

Mr. Jeff Ruffolo	Mr. Frank Houben
Senior Advisor	KLM Media Relations
International Public Relations	Office: 31 20-64-94545
China Southern Airlines Office: 1-909-734-6141
E-Mail: RuffoloPR@aol.com

03/069

KLM SELLS SHARES IN TUI NEDERLAND N.V.

AMSTELVEEN, September 16, 2003 – KLM Royal Dutch Airlines has sold its 9% stake in TUI Nederland N.V. to the parent organization TUI Group GmbH for EUR 7.25 million, generating for KLM a book profit of EUR 5.6 million.

KLM acquired the 9% stake in TUI Nederland N.V. following the merger between Arke and Holland International in 1996. In the merger, TUI Group GmbH retained 91% of the shares and KLM 9%, because KLM already had a stake in Holland International.

For more information:
 KLM Media Relations, Youssef Eddini, tel. 31-20 649 45 45.
KLM Photo material: www.presslink.nl/klm

AMSDR/YE.ah

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 17, 2003	By /s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: SVP & General Secretary a.i.